Contango Oil & Gas Company

(Commission File No. 001-16317)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Mid-Con Energy Partners, LP

(Commission File No. 001-35374)

This filing contains a transcript relating to a proposed acquisition of Mid-Con Energy Partners, LP (“Mid-Con”) by Contango Oil & Gas Company (“Contango”).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to Contango’s shareholders and Mid-Con’s unitholders for their consideration. Contango and Mid-Con intend to file a preliminary consent statement/proxy statement/prospectus (the “Consent Statement/Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) in connection with the Partnership Unitholder Approval and the Contango Shareholder Approval (each as defined in the Merger Agreement) in connection with the Proposed Merger. Contango intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Consent Statement/Proxy Statement/Prospectus will be included as a prospectus. Contango and Mid-Con also intend to file other relevant documents with the SEC regarding the Proposed Merger. After the Form S-4 is declared effective by the SEC, the definitive Consent Statement/Proxy Statement/Prospectus will be mailed to Contango’s shareholders and Mid-Con’s unitholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS OF CONTANGO AND INVESTORS AND UNITHOLDERS OF MID-CON ARE URGED TO READ THE DEFINITIVE CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Consent Statement/Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Contango or Mid-Con with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Contango at www.contango.com or by directing a request to Contango’s Investor Relations Department at investorrelations@contango.com or free of charge from Mid-Con at www.mceplp.com or by directing a request to Mid-Con’s Investor Relations Department at MSA.OwnerRelations@Contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Contango, Mid-Con and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding Contango’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Shareholders, filed with the SEC on April 28, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 20, 2020. Information regarding Mid-Con’s directors and executive officers is available in its

Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020 and its Current Reports on Form 8-K, filed with the SEC on June 10, 2020 and August 6, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Consent Statement/Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger to be filed with the SEC when they become available. Shareholders, unitholders, potential investors and other readers should read the Consent Statement/Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on Contango’s and Mid-Con’s current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal,” “opportunity” and similar expressions identify forward-looking statements and express Contango’s and Mid-Con’s expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Contango expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Contango’s and Mid-Con’s control. Consequently, actual future results could differ materially from Contango’s and Mid-Con’s expectations due to a number of factors, including, but not limited to: the risk that Contango’s and Mid-Con’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Merger may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that a condition to closing of the Proposed Merger may not be satisfied; the length of time necessary to consummate the Proposed Merger, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Merger on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication of the Proposed Merger on Contango’s stock price or Mid-Con’s unit price; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Contango’s and Mid-Con’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Contango’s and Mid-Con’s indebtedness; risks related to Contango’s and Mid-Con’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Contango’s and Mid-Con’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Contango and Mid-Con may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Contango’s and Mid-Con’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Contango’s and Mid-Con’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Contango’s and Mid-Con’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Contango’s and Mid-Con’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Contango’s and Mid-Con’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Contango’s and Mid-Con’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share or unit of Contango and Mid-Con, as applicable, for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share or unit of Contango and Mid-Con, as applicable. Contango and Mid-Con do not give any assurance (1) that either Contango or Mid-Con will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Merger or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Contango, Mid-Con or the Proposed Merger, the combined company or other matters and attributable to Contango, Mid-Con or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Contango and Mid-Con assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

PRESENTATION

Operator

Good day, everyone. Welcome to the Contango, Mid-Con Energy Partners Merger Announcement. Today’s conference is being recorded.

At this time, I’d like to turn the call over to Mr. Wilkie Colyer. Please go ahead, sir.

Wilkie Schell Colyer—Contango Oil & Gas Company—CEO & Director

Thank you, Alan. Good morning, and thank you for joining us for an overview of this morning’s merger announcement with Mid-Con Energy Partners. My name is Wilkie Colyer, and I’m the Chief Executive Officer of Contango.

Joining me this morning on the call are Farley Dakan, the company’s President; Chad Roller, the company’s Chief Operating Officer; Joe Grady, the company’s Chief Financial Officer; and Chad McLawhorn, the company’s General Counsel. Hopefully, everyone has had an opportunity to read through this morning’s press releases, including the cautionary statements regarding forward-looking information and non-GAAP measures that apply to the statements on this call.

I’m delighted this morning to announce that we have reached an agreement to acquire Mid-Con Energy Partners in an all-stock transaction. In this transaction, Mid-Con unitholders will receive 1.75 shares of Contango common stock for each unit of Mid-Con owned, which represents roughly a 5% premium to the trailing 15-day volume-weighted average price.

This transaction, which is expected to close late this year or early next, has been approved by the Conflicts Committee and Board of Mid-Con and the disinterested directors of Contango. Voting agreements have been signed by over 50% of holders on both sides of the transaction. Contango’s senior management team will run the combined company, and Contango’s Board of Directors will govern the business. The company will be headquartered in Fort Worth but will continue to maintain a presence in Houston and Oklahoma.

Why are we so excited about this transaction?

First, we were able to increase our reserves substantially at an attractive price while providing Mid-Con shareholders with ownership in a better-capitalized entity that is well positioned for growth.

Second, this acquisition increases our exposure to oil with a very low-decline profile, which is at the top of our shopping list in terms of attractiveness in the current environment.

Third, this transaction makes both companies more efficient via further cost rationalization. We will cut roughly 1/3 of G&A out of today’s stand-alone Mid-Con, but over 70% from Q1 run rate G&A. We think this is indicative of the broader opportunity set and the benefits inherent in consolidation. There are simply more companies in the upstream space today than need to exist.

Fourth, the deal enhances liquidity for the combined entity.

Fifth, we are picking up a growth project in the Mid-Con portfolio, Pine Tree, which we can convert from PUD to PDP in the near future and at very low cost, further enhancing our producing portfolio. Importantly, we will maintain a simple capital structure post this transaction with only bank debt and common equity, which we believe is a major competitive advantage for us versus our peers.

Now I’ll turn to the presentation on the company website to walk through. So starting with Slide 3, overview. PDP heavy reserves at an attractive unlevered return, as I said, oil weighted, low production decline. We have great familiarity with the assets and the operations via Mid-Con’s management services agreement, and many of our employees have years of experience managing these assets.

So it’s a unique position that we’re in to be able to take them over with a lot of familiarity with how to operate. Then further cost rationalization. The deal was predicted to add immediate cash flow and free cash flow to the business. And then the PUD inventory with low CapEx requirements and near-term conversion of PDP.

It’s an all-stock merger. We will issue roughly 25 million shares of common equity to Mid-Con shareholders in conjunction. Again, Contango’s senior management team and Board will govern the business and will be headquartered in Fort Worth. The deal has been approved by the special committees of the Board of MCF and MCEP. It will be subject to customary SEC regulatory approvals, and we expect to close late 2020 or early 2021.

Turning to Slide 4. This is recent highlights of Contango. Inclusive of this morning’s merger announcement, that is another step in the right direction of us building what we think is a very attractive platform to consolidate upstream E&P assets in the current distressed environment.

Slide 5. I would like to just continue to highlight that we have very, very high insider ownership, with 28% of shares outstanding owned by Goff and Affiliates. And we think that uniquely positions us to have our incentives aligned with that of other shareholders.

Turning to Slide 6. This is a current asset overview of Contango. We really have 3 core areas: the Gulf of Mexico, Southern Delaware Basin and Oklahoma. The Gulf of Mexico, 8 miles offshore, but only at 13 feet of water. 100% PDP gassy asset with – that provides a lot of cash flow and very low P&A liabilities as it relates to other offshore assets, just given the gassy nature of the asset and the shallow water.

Then Southern Delaware Basin, 7,700 net-operated acres in Pecos County. Acreage has been derisked from recent development by Contango and other offset operators.

Central Oklahoma and Western Anadarko, lots of production. We like the mix of oil, gas and NGLs there. And lower-decline asset but produces a lot of cash flow for us. And we like the Oklahoma area, just given the amount of distress it’s been experiencing. We tend to focus on areas that are undergoing some level of distress. So expect us to continue to look in Oklahoma.

Turning to Slide 7. The Mid-Con asset overview. They have done a great job of paying down debt since 2015 at the beginning of the downturn. And I think that’s a testament to both the employees, especially the ones who have come over to Contango, as well as the asset base in terms of their ability to pay down debt and rightsize their balance sheet from the downturn in 2014.

Low CapEx development projects in Wyoming, in particular, that was the Pine Tree asset that I mentioned, and in Oklahoma with material reserves. Again, these are reserves with very low declines, mid- to low single digits. And that’s a big benefit for us and really complements our higher production and higher cash flow assets that are moderately higher declines than Mid-Con.

Our team that, many of whom were at Mid-Con, have a track record of grassroots waterflood redevelopments such as the Cleveland field unit. And I think that’s really indicative of their skill set and ability to execute on this Pine Tree development that we find very attractive, but the Mid-Con simply didn’t have the liquidity to develop.

Turning to Slide 8, and this is really the punchline of the whole transaction. We can further bulk up our assets and production in Oklahoma and the Texas Panhandle. We have that very interesting upside in growth project in Wyoming. And turning to the top right, combined proved PV-10 pro forma for the 2 businesses, about $365 million. We maintain a debt-to-EBITDA profile of under 2x based on Q1 numbers.

And I think we were able to solve a lot of the leverage issues on the Mid-Con side via this transaction by rationalizing the cost structure. It was just simply a subscale asset, but with very, very interesting reserves. We were able to extend out the Mid-Con debt maturity by combining our facility with Mid-Con’s, which we’re very excited about. And we’re able to pick up the reserves at an attractive price as a result of that.

And then R/P ratio, we can extend out the life of our reserves by doing this transaction. Turning to the bottom right. As you can see, Mid-Con is very, very oily. And so it increases our liquids mix from about 52% to 68%, which is a big benefit in our minds in the current commodity price environment as we think there’s likely more upside to the oil price deck than there is to the gas price deck.

And I’m going to turn it over to Farley Dakan, our President, to walk through the next couple of slides.

Farley Dakan - Contango Oil & Gas Company—President

As Wilkie mentioned, the proved PV-10 in the consolidated business is $364 million. The buildup of that number: the proved developed producing is about $314 million, representing over 86% of the asset base being producing; the PDNP, proved developed nonproducing category is about $3.5 million; and the proved undeveloped portion of the $364 million is $46.9 million, again, anchored by the Pine Tree asset that we’re picking up in the transaction we’re really excited about. It’s low CapEx, and we think has a direct line of sight towards conversion to PDP.

Switching to slide – the next slide, which are the transaction details. It’s a stock-for-stock transaction. There is roughly 25 million shares of MCF stock that will be issued to the Mid-Con Energy Partners’ unitholders. We are assuming the existing outstanding debt via a consolidation of the 2 credit facilities, which was a monumental task in this transaction.

As Wilkie already mentioned, the transaction is expected to close late 2020, early ‘21, pending SEC regulatory body approvals. The pro forma borrowing base at closing will be $130 million. We have a step down to $120 million at the end of Q1 of 2021. The pricing on that new facility is LIBOR plus 300 to 400, with a commitment fee of 50 basis points. The equity issuance that is also announced in conjunction with this transaction was at $1.50 a share for $39.7 million of gross proceeds, which was made up of 26,451,988 shares.

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

I’d also like to take this opportunity to discuss capital raising in the current environment. In short, it is very, very difficult. The fact that we were able to raise approximately $40 million of equity capital in conjunction with this transaction, largely from our existing investors, is a major accomplishment in the current environment and is very much a competitive advantage for us today and going forward. So we appreciate the support of our existing investors.

On the debt side, we’d like to thank lenders on both sides of the transaction for their help in essentially merging the 2 credit facilities together. We are in an environment that calls for creative solutions, and we applaud our lending partners for their support.

What’s next for Contango? As stated in our press release, this is simply the next step and certainly not our last in consolidating assets in the upstream space. We are in a very target-rich environment, and I have never been more excited about the pipeline of opportunities we’re evaluating. We will continue to look to drive value to our shareholders by acquiring assets at smart prices and stripping out costs. It’s as simple as that.

Thanks for your time this morning and for your interest in Contango. With that, operator, I will open up the line for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) We will take our first caller.

Gabriel J. Daoud - Cowen and Company, LLC, Research Division—MD & Senior Analyst

It’s Gabe Daoud from Cowen. Congrats on the transaction. Wilkie, I was wondering if you can maybe discuss in a little bit more detail the cost rationalization that you expect to realize. And just perhaps when we could expect to see that manifest in the financials moving forward?

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

Sure. And thanks for your interest today, Gabe. So when we initially did the Management Services Agreement with Mid-Con, we were able to cut about 60% of their overhead out of the business just by taking over and managing those assets on our platform. We think there’s another $1.9 million of cost rationalization that can further come out. And the bulk of that, Gabe, is public company expenses, auditing, exchange fees, D&O insurance, things like that. So they’re kind of simple things that just come along with being a public company.

So the bulk of the cost rationalization that we were able to pull out of Mid-Con happened when we executed on the Management Services Agreement, but we are able to pull out further what I’d call public – being public expenses in conjunction with this transaction. And as I said, I think that’s pretty indicative of the market. A lot of the transactions that we’re looking at in terms of our new deal pipeline were – we think most of those – we can cut 90-plus percent of the G&A out of these businesses when we take them over.

And that’s classic cyclical industry consolidation stuff. I mean there’s just too much G&A in the system right now, and we’re trying to solve for that via acquiring assets and putting them on our platform. So the accretion that you can achieve just by rationalizing G&A is huge, and that’s a big part of our rationale for why we think getting bigger is better in the current environment.

Gabriel J. Daoud - Cowen and Company, LLC, Research Division—MD & Senior Analyst

Understood. Thanks Wilkie, that was helpful. And I guess just as a follow-up, perhaps on base decline. You did mention this transaction offsets some of the higher-decline properties in the existing portfolio, which, I guess, part of that would be the Permian. But could you maybe just give us a sense of oil-based decline by asset? And then would you ever think about perhaps divesting some of the higher-decline stuff to really help get that base decline lower?

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

Yes. The answer to the latter is yes, we would. But I mean we’re not managing towards some sort of specific production decline or anything of that nature. I mean we’re trying to divest assets at smart prices and buy assets at smart prices.

And we think production declines are really more of an output than an input. But it is nice to have lower-decline projects because it does give you – in our minds, when you think about low-decline oil assets, it gives you a longer period of time for which you can average out your estimation of where oil prices are going.

And so given the current dislocation that’s caused by a lot of things, lower decline is better because we think the strip really understates the real demand for oil in the world. So low decline simply gives us a longer period to average our expectations of oil prices over.

As far as decline by area, I don’t think we’re going to get into that today. But we will have more fulsome information that we’re going to put out as we endeavor to close the transaction around the end of the year.

Gabriel J. Daoud - Cowen and Company, LLC, Research Division—MD & Senior Analyst

Got you. Thanks Wilkie. And then maybe if I could just squeeze in one more. Any color on – and again, maybe this is stuff we’ll get in more detail once the deal does close, but just any color on capital allocation in ‘21? And if Pine Tree would be, I guess, a portion of that 2021 program? And then any color on what that PUD conversion CapEx number looks like in Pine Tree?

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

Yes. Sure, Gabe. So Pine Tree is definitely on the list of capital-budgeted items for next year, and we will get into that in greater detail as we close the project. But Pine Tree is, we think, about a net $3.7 million CapEx number that will create over $30 million of PDP at today’s strip.

So that PUD investment is very, very attractive. And I think it’s – obviously, it’s pretty small, but $30 million is meaningful to an enterprise of our size. And I think it’s also indicative of the kinds of things we can do via grassroots waterflood projects.

And I think there’s more of that kind of stuff, both in our portfolio and outside of it. And the platform that we have now and the liquidity of the combined business really gives us the opportunity and the runway to execute on projects like that.

Operator

(Operator Instructions) Also, thanks again everyone. Thanks Gabe. We appreciate it.

Noel Augustus Parks - Coker & Palmer Investment Securities, Inc., Research Division—Senior Analyst Exploration, Production and MLPs

Hi, this is Noel Parks from Coker & Palmer. I had a few questions. Actually, the last thing you mentioned, talking about further investment in (inaudible) I was wondering, do you have a particular regional focus in mind, either within the current Mid-Con footprint or extending into other basins?

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

Yes. I would say that it’s areas that we’re already in. But a lot of the stuff we’re evaluating is in Oklahoma, Wyoming and in the Permian as far as waterflood opportunities. So I think it will go anywhere. Although I’d say that, with the caveat that if it’s an area we’re not familiar with or a new area, it’s probably got to be a little bit bigger asset for us to venture into a new area.

But I think the old adage of “the best place to find oil is where oil was already found before” I think rings very true there. So it’s a lot of the areas we’re already at: Oklahoma, Wyoming and Permian.

Noel Augustus Parks - Coker & Palmer Investment Securities, Inc., Research Division—Senior Analyst Exploration, Production and MLPs

Great. And to the degree you have a sense of what potential sellers are thinking, do you think this is a pretty realistic environment for sellers as far as pricing, hurdling the bid-ask spread? Or do you see signs that there’s still a good bit of distance there?

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

I would say the bid-ask market has certainly narrowed from, say, Q1, Q2 and I think you tend to see that when volatility really increases in oil prices, you tend to see bid-ask spreads blow out. And then as the volatility subsides, it kind of narrows.

But most of the sellers, Noel, I would say, that we’re focused on in most of our pipeline is forced sellers. We like transacting with forced sellers because we like not having to compete against the hold case. So I would say, in a lot of cases, we’re negotiating with members of a capital structure other than equity. And so that makes it a little bit easier, we think, to get deals done.

But to answer your question, we do think that, that bid-ask spread has narrowed. And whether you’re talking to equity bondholders or senior secured lenders, we do think that, that has become an area that it’s easier to transact than it was, say, 6 months ago.

Noel Augustus Parks - Coker & Palmer Investment Securities, Inc., Research Division—Senior Analyst Exploration, Production and MLPs

Great, thanks. And I just wanted to check on – so the status of the Management Services Agreement, that remains essentially intact until the closing? Or has that already been essentially unwound at this point?

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

Yes. Noel, that’s correct. It will stay intact through the closing of the transaction, at which point we’ll bring those assets into our portfolio and that Management Services Agreement will go away.

Noel Augustus Parks - Coker & Palmer Investment Securities, Inc., Research Division—Senior Analyst Exploration, Production and MLPs

Okay. Great. And you did make the comment a little earlier that you foresee more upside to the oil price deck than the gas price deck. I just wondered if you could talk a little bit more about it. We’re in maybe one of the more bullish gas environments we’ve had in a while. So – but any thoughts on that would be helpful.

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

Yes. Look, I think we are in a, I guess, a relatively bullish gas environment, although it’s all relative. I think we just – we see the oil supply picture as being, supply has certainly responded because of basically lack of capital in the sector. And all the bankruptcies, I mean, I think we’re seeing supply respond in, in a very material way.

On the demand side, we feel very good about long-term demand growth. And I’m not talking about 100 years, but 10 or 20. We feel very good about demand growth over that period of time. The wildcard in there is just demand during COVID, and that’s, as I said, a big wildcard. So I think that’s a lot of what’s priced into the oil price curve here.

And on the gas side, there’s a little bit of a substitution effect there, whereby with oil dropping pretty considerably in terms of supply, you do see more support for the gas curve because of that associated demand but associated supply falling. So we are in a pretty bullish environment for gas, relatively speaking, and that tends to be when we prefer to shift towards oil. So maybe those 2 will flip-flop, and we’ll see a change in our views.

But as it stands right now, there’s just — in our minds, there’s a lot of gas out there, and a lot of gas that can be accessed at profitable economics at today’s prices. So that’s what our view on oil versus gas is based on, but we’re not claiming to be experts on this subject. Where – but we think you got to have a view.

Noel Augustus Parks - Coker & Palmer Investment Securities, Inc., Research Division—Senior Analyst Exploration, Production and MLPs

Sure. Fair enough. And just sort of a couple of housekeeping things. On Slide 11, that talks about the transaction detail. I just wanted to get a sense, if you have the number handy, of what the current fully diluted share count is for both companies at this point since we’re a little bit past the end of the quarter. And also, whether on the Mid-Con side, does that include the warrants?

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

Yes. So it does not include the warrants, and the warrants will end up being canceled as part of this transaction when we close the deal. I would point you to the pro forma in that top-left box on Slide 10, that pro forma MCF shares outstanding. So that includes Contango’s existing shares or shares that will be issued to MCEP shareholders and the shares that we raised in the private placement recently. So that’s, that 184.8 million is the diluted share count.

Operator

(Operator Instructions) All right. It looks like we have no further questions at this time. So I would like to turn it over – back over to our speakers for any additional or closing remarks.

Wilkie Schell Colyer - Contango Oil & Gas Company—CEO & Director

Thanks, Alan, and thanks, everybody, for your time and interest in Contango. We’re, as I said, really excited about this opportunity, and we’ll be working hard to get this closed and also to continue to execute on our pipeline of opportunities that we think is just very, very exciting. So thanks, everybody, for your time this morning, and look forward to talking to you again soon.

Operator

And that does conclude today’s call. We thank everyone again for their participation